Management’s Discussion and Analysis (“MD&A”)

The following Management Discussion and Analysis, which has been prepared as of March 28, 2007, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the year ended December 31, 2006 should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2006, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This discussion covers the year ended December 31, 2006. Other pertinent information on the Company is available on SEDAR at www.sedar.com as well as on the Company’s web site at www.olympuspacific.com. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available of investors. We evaluate materiality with reference to all relevant circumstances. All dollar amounts are stated in Canadian dollars unless otherwise indicated.

Company Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a main focus in Vietnam. The Company’s most advanced gold properties are Bong Mieu and Phuoc Son, both located in central Vietnam near the port of Da Nang. Olympus, a first mover in Vietnam, is on track to becoming a leading gold producer and explorer in Southeast Asia and has commissioned the first foreign owned gold mine to be operated in Vietnam since the 1940s. Its management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.

A. Exploration, Development and Production Activities

A.1 Bong Mieu Gold Property (“Bong Mieu”) in Vietnam

Exploration

As of December 31, 2006 Olympus has completed 66 drill holes totaling approximately 3,020 metres on the property. No drilling activities occurred in the fourth quarter of 2006. The 2006 drilling was mainly focused on the Bong Mieu East (VN240) area which hosts two potentially open pittable gold-tungsten-fluorine deposits. Highlights of 2006 drilling indicate:

•  significant tungsten mineralization is discovered to be associated with the gold bearing zone;
•  gold-tungsten (W) grades up to 21.5 g/t gold, 0.79% W for a 30.12 g/t gold equivalent grade over 4.0 metres;
•  the associated tungsten greatly enhances the potential value of the mineralization; and
•  275 metre step-out (hole 183) to the north of the Bong Mieu East (VN240) deposit encountered similar gold mineralized lithologies, thus  significant untested potential is believed to exist to the north.

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Drill program highlights are summarized in the table below:

HOLE	FROM	TO	Width	Au	W	Au Equivalent
	(m)	(m)	(m)	(g/t)	(%)	(includes W
						value)
HRDD168	10	14	4	21.5	0.79	30.12
HRDD169	11	17	6	3.43	0.26	6.27
HRDD170	28	32	4	5.42	0.21	7.71
HRDD178	0	10	10	2.36	0.4	6.73
and	11	13	2	2.43	0.22	4.83
HRDD181	16	25	9	3.08	0.21	5.37
and	29	30	1	15.4	0.54	21.29
HRDD186	11	14	3	7.18	0.4	11.55
HRDD194	0	4	4	2.05	0.11	3.25
and	8	12.9	4.9	1.41	0.47	6.54
and	14.6	19.15	4.55	2.23	0.14	3.76
HRDD208	0	4	4	6.82	0.21	9.11

Metallurgical test-work by SGS Lakefield Research (“Lakefield”) in Canada on representative Bong Mieu East (VN240) sulfide and oxide ore types continued during the fourth quarter. The results of the metallurgical test-work from Lakefield are being incorporated into resource statements. Updating of the Bong Mieu East (VN240) resource estimates have been completed by qualified Olympus staff. The new resource estimates are currently being reviewed and validated by an independent firm as required by National Instrument 43-101. The outside validation and technical report which is required prior to public disclosure is expected during the second quarter of 2007. Substantial resource increases are expected at the Bong Mieu East Deposits (VN240) due to the continuity and added value of the tungsten within the observed gold bearing mineralization.

Field exploration programs consisting of geological mapping, prospecting and trenching have identified three new areas of favorable alteration and mineralization warranting further detailed exploration work and drill testing. These surface results indicate the excellent, large-scale, near surface potential of the property. Highlights of the results are:

•  trenching programs returned results of 1.86 g/t gold over 14.0 metres and 8.43 g/t gold over 5.0 metres (Thac Trang NE) (VN240) ;
•  surface sampling over a 450 metre by 200 metre area has outlined significant alteration with anomalous gold values including 26.90 g/t gold from grab samples (Northwest Prospects); and
•  channel sample results include 56.90 g/t gold over 1.2 metres and 12.54 g/t gold over 0.70 metres (South Trend Prospects) (VN210).

Production
Bong Mieu includes three known deposits, namely, Bong Mieu Central (VN220), Bong Mieu East (VN240) and Bong Mieu Underground (VN230) and several other mineralized occurrences. One property, Bong Mieu Central (VN220), has proven and probable reserves under NI 43-101 resulting in the related mine construction. Commercial production began at Bong Mieu Central (VN220) on October 1, 2006. Current ore throughput at Bong Mieu Central (VN220) to date is about 500 tonnes per day and throughput is not expected to reach the original estimate of 800 tonnes per day. The cost of the property, plant, equipment and infrastructure and deferred exploration and development costs for the Bong Mieu Central (VN220) mine is approximately $6.4 million after recording an impairment charge of $4.28 million in the fourth quarter of 2006.

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Licensing
Bong Mieu is covered by a 25 year Investment License covering 3,000 ha granted in March, 1991. Two Mining Licenses (one on VN220, the other on VN230), a tailings area and a construction area (on the camp/office area), covering a total of 365 ha are located within the Investment License area.

On January 25, 2006, Bong Mieu Gold Mining Company obtained a gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore.

The Bong Mieu exploration license is in the process of being renewed. This license is anticipated to be obtained by third quarter 2007 and is separate from the other licenses. If we are unable to obtain our exploration license, this could impede our future exploration activities. Currently, local Vietnamese authorities are permitting the Company to engage in exploration activities under the investment license. The renewal exploration license term is typically two years if it is the first renewal of the license.

A.2    Phuoc Son Gold Property (“Phuoc Son”) in Vietnam

Exploration
The 85% owned Phuoc Son Property is located in central Vietnam and contains two high grade gold deposits to date: the North and South Deposits. As of December 31, 2006, Olympus has completed 63 drill holes for approximately 11,330 metres largely in the North Deposit area. Results from this drilling have continued to return very positive results. Over the course of 2006, the North Deposit has been significantly enlarged and now extends in excess of 600 metres in a north-south orientation and remains open for further expansion. The mineralized system’s strike length is potentially substantial as demonstrated by shallow exploration holes located up to 700 metres further north that also encountered significant alteration thicknesses up to 20 metres with anomalous gold values to 0.58 g/t over 1.55 metres. Step-out and exploration drilling is continuing.

Highlights of the North Deposit (VN320) drill program are summarized in the table below:

				Gold Grade (g/t)
HOLE	From (m)	To (m)	Core Width (m)	Uncut
DSDH 149	149.00	151.27	2.27	48.60
DSDH 156	137.86	144.00	6.14	21.82
DSDH159	132.50	134.55	2.05	5.43
DSDH 161	100.04	106.40	6.36	3.05
DSDH 155	94.51	108.50	13.99	3.50
including	100.88	108.50	7.62	5.45
DSDH 165	94.80	97.00	2.20	10.81
DSDH 177	77.60	82.14	4.54	11.43
DSDH 179	217.74	220.75	3.01	10.99
DSDH 199	232.15	234.00	1.85	8.18
DSDH 204	270.65	271.90	1.25	38.81

Exploration drilling completed in the Bai Choui Area (VN320) located between the North and South deposits returned significant gold values of 4.95 g/t gold over 1.22 metres and 8.20 g/t gold over 1.50 metres in holes 168 and 46 Ext, respectively. Previous drill intercepts in the area also include 10.99 g/t Au over 1.0m, 2.58 g/t over 1.7 metres and 3.43 g/t Au over 0.92 metres. The majority of the above intercepts are located approximately 225 metres south of the North Deposit resource boundary. Exploration and step-out drilling will continue in 2007 to address this highly prospective mineralised area and to advance it to resource status.

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To support the current technical report being completed at Phuoc Son - Dak Sa (VN320), updated resource estimates are currently being reviewed and validated by an independent firm as required by NI 43-101. On March 7, 2007, the Company released updated resource estimates for Phuoc Son incorporating the results of the drilling up to October 2006. Measured and indicated categories total 209,500 (measured resources total 66,650 ounces and indicated resources total 142,850 ounces); inferred resource category totals 94,750 ounces.

Development
The Dak Sa Underground Project (VN320) is currently comprised of the South (Bai Dat) and North (Bai Go) deposits which lie about 1 km apart. Once these deposits are developed and constructed into mines, they would share the same infrastructure and eventually be connected by an underground tunnel. As at December 31, 2006, the plant site and portal area have been cleared, the road construction is approximately 70% complete and the explosives magazine has been designed and permitted.

Licensing
The property is covered by a 30 year Investment Licence covering 7,000 hectares granted in October 2003. On January 23, 2006, a Mining License application was granted over the South and North deposits. The Mining License allows the Phuoc Son Gold Company Ltd. within a 3.5 year period to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will need to obtain an extension on the Mining License as the 3.5 year period will be inadequate for construction and mining. The Company is in the process of obtaining the construction license and the import license for mining equipment for the Phuoc Son Gold property. The Phuoc Son exploration license has expired and the Company is in the process of applying for a new exploration license which would allow exploration activities in the specified areas. Currently, local Vietnamese authorities are permitting the Company to engage in exploration activities under the investment license. However, the expired exploration license may impede our future exploration activities. Given the lengthy process involved in the application for an exploration license, the Company does not anticipate the receipt of the exploration license until the third quarter of 2007. The renewal exploration license term is typically two years if it is the first renewal of the license.

A.3     Exploration Activities - Philippines

Capcapo Gold-Copper Property (“Capcapo”) in Philippines PH210

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was entered into by Abra Mining and Industrial Corporation (“AMIC”), the Company and Jabel Corporation (“Jabel”) that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60% interest in AMIC’s Capcapo mining tenement (the “property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property. The property is strategically located north of the prolific Baguio-Mankayan Gold District which has combined production, current reserves and resources in excess of 60 million ounces of gold. The project area has all the similar epithermal-porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored. Olympus’s partner on the property is AMIC. AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a strong local partnership in the Philippines. Six months after the signing of the formal agreement,

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OLYMPUS PACIFIC MINERALS INC.

the Grantee will issue Olympus common shares to AMIC with a total value of U.S. $350,000 based on the average of the trading price of the Olympus’ common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of Olympus with a total value of U.S. $450,000 based on the average of the trading price of the Olympus’ common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the fifth year after the signing of the formal agreement. The Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent. Once the 60% interest has been earned, a new joint venture company (“NEWCO”) would be formed of which the Grantee would hold 60%. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO, as defined in the agreement, whichever is higher. In order to make the required cash payments and exploration and development expenditures if the formal agreement is signed, the Company expects to raise funding through equity issuance.

Recent results from Olympus’ field verification program of the main prospect, returned channel sampling assays of 6.78 g/t Gold and 8.36 g/t Silver over 20 meters ( 65 feet) from previous excavated trenches. These assay results confirmed the surface mineralization documented by AMIC. In addition, other prospects on the property have been identified through previous reconnaissance work by AMIC. Due diligence drilling work started in February 2007.

The agreement terms include a Right of First Refusal covering approximately 320 km2 of other AMIC tenements within this highly prospective area.

B1.	Selected Annual Information

	2006	2005	2004
Sales	$1,644,040	-	-
Loss	$9,478,887	$2,768,461	$2,182,459
Loss Per Share (1)	$0.06	$0.02	$0.02
Total Assets	$41,556,694	$30,510,086	$24,418,374
Total Long Term	$890,322	$351,428	$1,231,119
Liabilities

(1)	Basic and Diluted
(2)	No cash dividends were declared from 2004 to 2006.

Most of the assets of the Company relate to capital assets, mineral properties and deferred exploration and development costs. The increase in these assets relate to the construction of the Bong Mieu Central (VN220) gold mine and related infrastructure as well as development at Phuoc Son. Long-term liabilities relate to the asset retirement obligation recorded in 2006 and 2005 related to the Bong Mieu Central (VN220) mine.

  B2.        Operation Activities

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006, with revenues of $1,644,040 (2,316 oz) in fourth quarter 2006. After September 30, 2006, our Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. A total of 4,651 ounces of gold were sold for proceeds of USD$2,917,582 during 2006 of which 2,335 oz with proceeds of USD$1,469,309 were netted against deferred development costs.

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OLYMPUS PACIFIC MINERALS INC.

During the year ended December 31, 2006, the Company’s costs and expenses were $6,557,755, representing an increase of $3,554,551 from $3,003,204 for year ended December 31, 2005. The difference is principally due to: cost of sales of $1,535,891, a non-cash decrease of $344,044 in stock-based compensation related to the grant of options, an increase of $163,682 related to regulatory fees for the TSX listing, an increase of $638,129 in management fees and salaries mainly related to the staffing increases, an increase of $165,862 of professional fees related to audit, legal and compliance work, an increase of $277,369 in office and general administration expenses, an increase of $165,973 in consulting fees, an increase in amortization of $576,318 mainly due to the start of commercial production at the Bong Mieu Central (VN220) mine in fourth quarter 2006 and an increase of $196,092 in exploration activities in Southeast Asia.

The 2006 results also reflect a deferred exploration cost write off of $438,931 related to properties no longer being pursued by the Company and a $4,280,000 impairment charge against deferred development costs related to the Bong Mieu Central (HoGan) mine. During the fourth quarter 2007, management determined that the Bong Mieu Central mine was not going to reach the original estimated future throughput levels, resulting in the estimated undiscounted future cash flows being less than the carrying value of the Bong Mieu Central (HoGan) related assets. Consequently, the Company measured and recorded an impairment charge of $4,280,000. Foreign exchange gains of $9,062 were experienced in 2006 in comparison to foreign exchange gains of $239,626 in 2005 as a result of the stable exchange rates that occurred between Canada and United States in 2006. Interest income increased from $21,029 in 2005 to $272,156 in 2006, as the average invested cash balance was significantly higher than 2005 as a result of a private placement in March 2006. Interest expense increased from $23,203 in 2005 to $127,262 in 2006, as a result of the Macquarie financing arrangement.

C.    Finance and Capital Activities

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at December 31, 2006, the cash and cash equivalents’ balance is $4,101,536 compared to $404,987 as at December 31, 2005. The increase was mainly due to a $15,660,000 private placement closed on March 31, 2006 where the Company issued 27,000,000 shares at $0.58. The net proceeds were directed mainly to exploration activities in Southeast Asia, the rehabilitation of the Bong Mieu Nui Kem (VN230), early stage development of the Dak Sa (VN320) deposits at Phuoc Son and for general corporate purposes. In February 2006, the Company also entered into a US$2.0 million loan facility (the “Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter. The Facility bears an interest rate of LIBOR plus 2.75% and is repayable on July 31, 2007 but may be extended to June 30, 2008 at the option MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until June 30, 2007 and $0.4514 until June 30, 2008, if the loan is extended. The Company can also accelerate conversion of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions.

During the year ended December 31, 2006, Olympus invested $5,191,417 in exploration and development expenses and $3,609,090 in acquisitions of capital assets, net of amortization.

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OLYMPUS PACIFIC MINERALS INC.

The Company is evaluating project funding for Phuoc Son Dak Sa (VN320) to determine whether it will be raised either through equity or debt financing. The Company has been successful in accessing the equity markets in the past; and, while there is no guarantee that this will continue to be available, management has no reason to expect that it will not be able to access the equity markets in the future. The ability of the Company to continue operations beyond 2006 is dependent upon obtaining the necessary funding to continue its exploration programs or the realization of proceeds from the sale of one or more of its properties and/or assets.

On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000. All shares issued have a hold period in Canada until July 20, 2007. The net proceeds are intended to be used for ongoing exploration, scoping studies, technical reports and development work on the Company’s mineral projects and for general corporate purposes.

C.1	Transactions with Related Parties
During the period ended December 31,2006,theCompanyenteredintothefollowing transactions with related parties:

a)	Paid or accrued $67,424 in legal fees to a company controlled by a director of the Company as compared to $26,536 in 2005. Services are not under contract and are engaged as required.
b)
Paid or accrued $581,396 in management fees and $147,377 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2005, the Company paid or accrued $420,597 in management fees and $214,702 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.

c)
Paid or accrued $26,228 in royalties and $6,136 in expenses to Zedex Minerals, a significant shareholder of Olympus. In 2005 the Company paid Zedex $17,260 in interest for a short term loan and $3,852 in expenses. Royalties incurred are a result of an ongoing contract with the related party.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties

Summary of Quarterly Results

		2 0 0 6				2 0 0 5
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Int erest income	69,601	108,709	91,682	2,164	11,282	1,956	1,820	5,971
Net loss	6,947,446	850,201	719,496	961,744	673,280	660,191	1,008,881	426,109
Loss per share	0.04	0.01	0.00	0.01	0.00	0.01	0.01	0.00
(1)
Def erred	233,401	1,211,896	2,184,525	1,442,439	1,865,152	1,526,470	1,170,899	117,402
explorat ion and
development
cost addit ions
Capit al asset	1,711,591	1,361,148	579,963	94,547	1,450,330	646,623	1,446,538	2,778,045
addit ions

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OLYMPUS PACIFIC MINERALS INC.

D.   Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In this MD&A, the Company has provided an update for any changes in accounting policies. A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2006.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation. All of these estimates involve considerable judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs, and further expenditures. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.

AROs occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties. AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest. The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change. Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs. Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs. Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred. Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with CICA HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date. Significant assumptions used under the Black-Scholes valuation model, which is used to fair value the options, include the expected term and

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stock price volatility. The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited. The Company has used historical data to determine volatility in accordance with the Black-Scholes model. For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis. Refer to Notes 2 and 8(b) of the audited consolidated financial statements for further details on stock options.

D.1	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

D.2	Contractual Obligations and Commitments

As at December 31, 2006
		Less than One
Payments Due by Period	Total $	Year	2-10 Years
Debt facility	2,330,800	2,330,800	-
Capital lease	412,894	412,894	-
Operating lease	950,588	950,588	-
Purchase obligations - supplies
and services	2,069,333	2,069,333	-
Purchase obligations - capital	1,475,203	1,475,203	-
Purchase obligations - power
supply	244,734	244,734	-
Asset retirement obligations	1,262,314	59,173	1,203,141
Total	8,475,866	7,542,725	1,203,141

D.3 Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts payable and accrued liabilities. The excess cash balances are invested in short-term investments. Foreign currency exposure is minimized by timely conversions of Canadian dollars into United States dollars. The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market A.M. Fixing. We are exposed to interest rate fluctuations as our interest rate on our Macquarie facility floats with the market equal to LIBOR plus 2.75% .

D.4      Disclosure Controls and Procedures

Olympus’ executive officers have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the annual filings are being prepared. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the date of this report, and believes them to be effective in providing such reasonable assurance.

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D.5      Internal Controls Over Financial Reporting

Management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an assessment of the design of the Company’s internal controls over financial reporting and concluded that the following disclosable weaknesses and ongoing remediation that existed at December 31, 2006:

• Need to enhance the documentation of the evidence indicating the performance of critical control procedures.

Ongoing remediation: Management has increased in-house resources and has engaged external consultants to assist the Company in enhancing documentation regarding internal control over financial reporting and related policies and procedures.

• Improve the segregation of duties between the operational processes, authorization and recording of transactions.

Remediation: Compensating manual controls do exist in these areas that partly mitigate this weakness; however, the Company is enhancing controls to provide improved oversight.

• A weakness in the information technology controls related to the management over changes to systems and supporting infrastructure, security and access controls.

Ongoing remediation: Management has engaged external consultants and has increased the in-house resources to work on designing, documenting and implementing additional change management, security and access controls over its information technology.

• Need to establish and document control monitoring procedures to ensure ongoing effective controls.

Remediation: Management plans to conduct periodic internal control self-assessments as part of the ongoing monitoring processes.

• Need to further communicate company standards and policies such as the code of conduct and set up a monitoring system to ensure compliance with company standards.

Ongoing remediation: As part of the remediation plan in 2007, management will further communicate policies and standards, as well as implement a monitoring system for compliance.

Ongoing activities planned in 2007 that will further improve internal controls include:
•  Completing the conversion of data to an upgraded financial reporting system which is projected for the second quarter of 2007, and having an objective review of the conversion process and results; and,
•  Remediation activities outlined above to address the weaknesses identified regarding internal controls over financial reporting.

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D.6     Regulatory Reporting in the United States

In November 2006, the Company filed an initial registration statement, Form 20F, with the United States Securities and Exchange Commission (“SEC”). As part of the initial filing process with the SEC, the Company has received comments from the SEC on the initial registration statement and is processing these comments and filed an amended Form 20F on March 28, 2007. The Form 20F is anticipated to become final in second quarter 2007.

D.7     Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•    Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to located and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•    Because We Have Primarily Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business: With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we would be unable to pursue our business activities and investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•    We Will Not Be Able to Insure Against All Possible Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

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OLYMPUS PACIFIC MINERALS INC.

•  Commodity Price Fluctuations - if the Price of Gold Declines, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below our cost to produce gold, our properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•  We May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•  If We do Not Comply with All Applicable Regulations, We May be Forced to Halt our Business Activities: Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at our projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•  Non-Compliance with Environmental Regulation May Hurt Our Ability to Perform Our Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates. Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

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OLYMPUS PACIFIC MINERALS INC.

•  If We Are Unable to Obtain and Keep in Good Standing certain Licenses, We will be Unable to Explore, Develop or Mine any of our Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence. Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property. Without all the appropriate licenses, our activities could not occur.

•  If We Do Not Make Certain Payments or Fulfill Other Contractual Obligations, We May Lose Our Option Rights and Interests in Our Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on the Company.

•  Title to Assets Can Be Challenged or Impugned Which Could Prevent Us From Exploring, Developing or Operating at any of our Properties: There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•  Political and Economic Instability In Vietnam or the Philippines Could Make it More Difficult or Impossible, for Us to Conduct Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and, as such, the Company may be affected by possible political or economic instability in that country. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in that country may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted.

•  Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs. Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs. Currently, if interest rates were to rise, this would impact the interest incurred on the loan facility with Macquarie Bank Limited which bears interest at LIBOR plus 2.75% .

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OLYMPUS PACIFIC MINERALS INC.

•  Our Stock Price Could be Volatile: The market price of our common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant, decline on the market price of common shares.

•  Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase. Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

•  We Do Not Plan to Pay any Dividends in the Foreseeable Future. The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•  Shareholders Could Suffer Dilution of the Value of their Investment if We Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•  In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Acitivities: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, an negative impact on our ability to conduct our activities and could cause a decline in profitabilility of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with the Chief Executive Officer, President, Country Manager and Chief Financial Officer.

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OLYMPUS PACIFIC MINERALS INC.

•  Management May Be Subject to Conflicts of Interest Due to Their Affiliations with Other Resource Companies: Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

•  Future Sales of Common Shares by Existing Shareholders Could Decrease the Trading Price of Our Common Shares: Sales of large quantities of our common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

•  We used a Pre-Feasibility Study and did not Complete a Feasibility Study Before Making our Decision to Place the HoGan Mine into Production: The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that we may attempt to mine in the future. It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production. However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (“HoGan Mine”) into production. Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization. Accordingly, as the Company attempts to scale up the HoGan Mine to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability. Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

•  The Company Conducted only Limited Drilling on its Bong Mieu Property so its Decision to Place the HoGan Mine into Production May be Based upon Incomplete Information: The Company conducted a limited amount of drilling before making its decision to place the HoGan Mine into production. As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate. Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may be based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

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OLYMPUS PACIFIC MINERALS INC.

•  Because the Company’s Testing of its Mining Process at the HoGan Mine was Limited to Small Pilot Plant and Bench Scale Testing, it may be Unable to Obtain the Expected Metallurgical Recoveries when It Scales Up its Operations, Rendering the Project Unprofitable: Before the Company placed the HoGan Mine into production, it built a pilot plant and conducted bench scale testing. A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore. Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Ho Gan Mine. The mine commenced limited operations in 2006, pouring its first gold bar in March 2006. At that time, it was determined that the mining process had to be reconfigured. Consequently, the Company has taken steps to modify its mining process, causing Company not to meet its planned production goals. The current ore throughput at the mine is approximately 500 tonnes per day. The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the HoGan Mine, as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the HoGan Mine, actual construction costs, operating costs and economic returns differ materially from those initially estimated. The Company cannot be certain that the HoGan Mine will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows. Accordingly, if the HoGan Mine, or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

E.   Outlook 2007

•  In 2007, the Company will perform a review of resource and business performance of the Bong Mieu operations and production and exploration will continue at the property.
•  The Company will complete a technical report at our Phuoc Son project and will raise additional finances before it continues development of the project. Further exploration will continue at Phuoc Son.
•  We are excited about the potential of our Capcapo project in the Philippines, and expect additional information will be released through press releases during 2007, as further exploration work continues.
•  We are dedicated to continued cost control.
•  We will meet all regulatory filings required in Vietnam, Canada and the United States.

F.   Future Changes in Accounting Standards

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OLYMPUS PACIFIC MINERALS INC.

The Canadian Institute of Chartered Accountants (“CICA”) has issued three new accounting standards: CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges and Section 1530, Comprehensive Income. These standards are effective for the Company on January 1, 2007. The principal impacts of the standards are as follows:

Financial instruments - recognition and measurement
This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in other comprehensive income (“OCI”).

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in net income, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI.

Hedges
This section specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in net income. The amounts recognized in accumulated other comprehensive income (“AOCI”) will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in net income.

For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges - any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedge of a net investment in a self-sustaining foreign operation - any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCI and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.

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OLYMPUS PACIFIC MINERALS INC.

Comprehensive income
Other comprehensive income includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Our consolidated financial statements will include a consolidated statement of comprehensive income while the cumulative amount, AOCI, will be presented as a new category of shareholders’ equity in the consolidated balance sheets.

The Company is determining the impact, if any, that these changes in accounting policy will have on our consolidated financial statements once adopted on January 1, 2007.

G.   Forward-Looking Statements

This year end report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement. These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this year end report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

OLYMPUS PACIFIC MINERALS INC.
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